Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Earnings

Income (Loss) from Operations before Noncontrolling Interest and Income Taxes	$14	$(2,995)	$59	$(3,367)
Fixed Charges	224	321	651	1,102

Total Earnings	$238	$(2,674)	$710	$(2,265)

Fixed Charges
Interest Expense	$214	$201	$630	$867
Interest Expense Included Within Reorganization Items, Net	-	113	-	211
Amortization of Debt Costs	8	5	15	18
Interest Element of Rentals	2	2	6	6

Total Fixed Charges	$224	$321	$651	$1,102

Ratio of Earnings to Fixed Charges (1)	1.06	-	1.09	-

(1) Earnings for the three and nine months ended September 30, 2009 were insufficient to cover fixed charges by $3.0 billion and $3.4 billion, respectively. As a result of such deficiencies, the ratios are not presented above.